

September 12, 2012

Via E-Mail
Kelcy L. Warren
Chief Executive Officer
Energy Transfer Partners, L.P.
3738 Oak Lawn Avenue
Dallas, TX 75219

      Re: **Energy Transfer Partners, L.P.**
                  Registration Statement on Form S-3
                  Filed August 17, 2012
                  File No. 333-183388

Dear Mr. Warren:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Primary Offering Prospectus

Description of the Debt Securities, page 61

1.   We note your references in this section to guarantees of your debt securities by certain of your subsidiaries. However, it does not appear that your registration statement covers any such guarantees. If you intend for the registration statement to cover such guarantees, please revise the filing accordingly in a pre-effective amendment, by adding the subsidiary guarantors as co-registrants, including the guarantees as a separate class of securities being registered, including appropriate financial statement information, revising the opinion to cover the guarantees, and otherwise as applicable. Alternatively, please delete the references to subsidiary guarantees.

Secondary Offering Prospectus

Selling Unitholder, page 74

2.   Please disclose the percentage of common units to be owned by selling stockholders after completion of the offering if all of the common units are sold. Please see Item 507 of Regulation S-K.

3.   We note your disclosure in the penultimate paragraph, including the bullet points, on page 74, which suggests that you intend to rely on Rule 430B of the Securities Act and omit from the prospectus the identities of the selling unitholders, the information required by Item 507 of Regulation S-K and the amounts of securities to be registered on their behalf. We further note, however, that you have identified Energy Transfer Equity as the selling unitholder, provided the information required by Item 507 of Regulation S-K, and that Energy Transfer Equity owns all of the shares being registered for resale. Please advise. If you intend to rely on Rule 430B, please revise your disclosure accordingly and include all disclosure required by Rule 430B(b)(2) of the Securities Act. Otherwise, please revise your disclosure to remove the penultimate paragraph, including the bullet points, on page74.

Plan of Distribution, page 77

4.   We note your disclosure in the penultimate paragraph on page 77 that the selling unitholders "may be" deemed to be underwriters. Given that the selling unitholder is your parent company, please revise your disclosure to indicate that Energy Transfer Equity is and will be deemed to be an underwriter.

Exhibit 5.1 Opinion

5.   We note the opinion of your counsel that your securities, some of which will be offered and sold by selling security holders, "will. . . be" validly issued, fully paid and non-assessable. Considering that the securities held by the selling security holders are already outstanding and fully paid, please file a revised legality opinion stating that these securities "are" legally issued, fully paid and non-assessable. Please see Section II.B.2.h of Staff Legal Bulletin No. 19.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: David Oelman
        Vinson & Elkins LLP